EXHIBIT 10.9

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is entered into by and between PhotoMedex, Inc., a Nevada corporation (the “Company”) and Dolev Rafaeli  (the “Executive”) on July 4, 2011, to become effective as of the closing (the “Closing”) of the transactions contemplated under the terms of that certain Agreement and Plan of Merger executed by and between the Company, PHMD Merger Sub, Inc., a wholly owned subsidiary of the Company, and Radiancy, Inc. as of July 4, 2011 (the “Merger”).  If the Closing does not occur on or prior to January 31, 2012, this Agreement shall become null and void and of no further effect and the Prior Agreement, as defined below, shall continue in full force and effect in accordance with its terms.

WHEREAS, Radiancy Inc. and the Executive previously entered into an employment agreement effective as of June 1, 2009 and as subsequently amended based on Radiancy Inc.’s board resolutions (the “Prior Agreement”); and

WHEREAS, in connection with the consummation of the Merger, the Company and the Executive wish to amend and restate the Prior Agreement to provide for the Executive’s continued employment as the Company’s Chief Executive Officer and President and CEO of Radiancy Inc. following the Closing.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the Company and the Executive hereby agree as follows:

1. Employment.

(a) Term.  The initial term of this Agreement shall begin as of the Closing (the “Effective Date”) and shall continue until the third anniversary thereof (the “Initial Term”), unless sooner terminated by either party as hereinafter provided.  In addition, the term of this Agreement shall thereafter automatically renew for periods of one year (the “Renewal Term”) unless either party gives written notice to the other party at least 60 days prior to the end of the term or at least 60 days prior to the end of any one-year renewal period, that the Agreement shall not be further extended.  The period commencing on the Effective Date and ending on the date on which the term of the Executive’s employment under the Agreement terminates is referred to herein as the “Term.”

(b) Duties.

(1) The Executive shall serve as the Chief Executive Officer of the Company and President and CEO of Radiancy Inc. with duties, responsibilities and authority commensurate therewith and shall report to the Board of Directors of the Company (the “Board”).  The Executive shall perform all duties and accept all responsibilities incident to such position as may be reasonably assigned to him by the Board, consistent with his position as Chief Executive Officer.

(2) The Executive represents to the Company that he is not subject to or a party to any employment agreement, non-competition covenant, understanding or restriction which would be breached by or prohibit the Executive from executing this Agreement and performing fully his duties and responsibilities hereunder.

(c) Best Efforts.  During the Term, the Executive shall devote his best efforts and full time and attention to promote the business and affairs of the Company and its affiliated entities, and shall be engaged in other business activities only to the extent that such activities do not materially interfere or conflict with his obligations to the Company hereunder.  In no event shall the Executive’s other business activities violate his obligations under Section 12 below.  The foregoing also shall not be construed as preventing the Executive from (1) serving on civic, educational, philanthropic or charitable boards or committees, or, with the prior written consent of the Board, in its sole discretion, on corporate boards, and (2) managing personal investments, so long as such activities are permitted under the Company’s Code of Conduct and employment policies.  The Executive acknowledges and agrees that Schedule A represents a complete list of all corporate boards on which the Executive serves as of the Effective Date.  Notwithstanding any provision of this Section 1 of the Agreement to the contrary, in no event shall the Executive invest in any business competitive with the Company or that would otherwise violate the provisions of Section 12 below.

2. Base Salary and Cash Bonus.  During the Term, for all of the services rendered by the Executive hereunder, the Company shall pay the Executive a base salary (“Base Salary”), at the annual rate of $450,000 payable in semi-monthly installments at such times as the Company customarily pays its other employees.  The Executive’s Base Salary shall be reviewed periodically by the Board (or a committee of the Board) pursuant to the Board’s normal performance review policies for senior level executives.  During the Term, as a Bonus for success in sales, the Executive shall be entitled to a quarterly cash bonus (the “Cash Bonus”) equal to 1% of the sales of the Company (calculated as 1% of recognized US GAAP sales reported in the Company’s consolidated quarterly financial reports presented to the Company’s Board). Payments will be made to the order of the Executive no later than 45 days after the presentation of the financial reports to the Board.

For removal of doubt, should the Company furnish the Executive with a Termination Notice in any case other than for cause (as defined in section 10(a), the Executive shall be entitled to the Cash Bonus equal to 1% of the US GAAP sales reported in the Company’s financial reports through the end of the Initial Term or Renewal Term, as applicable, as if the Company had not furnished Executive with such Termination Notice.

Executive’s Cash Bonus shall be adjusted according to any restatement of US GAAP sales, provided that a downward revision of US GAAP sales shall not require Executive to return any portion of the Cash Bonus, and such adjustment shall instead be set off against the next applicable Cash Bonus. Notwithstanding the forgoing, if a downward adjustment is made to US GAAP sales following Executive’s final Cash Bonus or Executive’s termination of employment with the Company for any reason, Executive shall reimburse the Company accordingly.

The Cash Bonus shall be paid to the Executive at the time specified above and in no event later than March 15 of the year immediately following the year to which it relates. Any bonus other than the Cash Bonus shall be paid to the Executive no later than December 31 of the year following the end of the fiscal year to which it relates, under the same conditions as other executives of the Company.

3. Retirement and Welfare Benefits.  The Executive shall be eligible to continue to participate in the Company’s (or Radiancy Inc.’s where relevant) health, life insurance, long and short-term disability, dental, retirement, savings and medical programs, if any, pursuant to their respective terms and conditions.  In addition, the Executive shall continue to be eligible to participate in any long-term equity incentive programs established by the Company for its senior level executives generally, at levels determined by the Board in its sole discretion, commensurate with the Executive’s position as Chief Executive Officer.  Nothing in this Agreement shall preclude the Company or any affiliate of the Company from terminating or amending any employee benefit plan or program from time to time after the Effective Date.

4. Vacation.

The Executive shall be entitled to annual vacation of 24 days plus ten established holiday days per full calendar year of his employment with the Company hereunder.  Any unused vacation in one accrued calendar year may not be carried over to any subsequent calendar year.  The Company shall, however, pay the Employee (based on the Employee's annual salary) for any such unused vacation days within 30 days of the end of any such calendar year.

The Executive shall be entitled to an annual medical executives' checkup at the expense of the Company.

The Executive shall be entitled to a fully paid sick leave until the end of the waiting period for coverage against disability or incapacity as defined in the Executive medical insurance policy.

5. Expenses; Car Allowance, Phone and Cellular Phone; Relocation costs; Family annual leave.  The Company shall reimburse the Executive for all necessary and reasonable travel and other business expenses incurred by the Executive in the performance of his duties hereunder in accordance with such reasonable accounting procedures as the Company may adopt generally from time to time for executives.  In addition, the Executive shall be entitled to an automobile allowance of $1,000 per month.

Company shall provide Executive with a Cellular Phone and shall order a land line at the Executive's residence, for Executive’s use in the course of performing his obligations under his Position. The Company shall bear and pay all the expenses related to the Cellular Phone and the land line and their use thereof.

Upon termination of this Agreement for any reason, Company shall pay for the household relocation costs including the packing, shipping, insurance and unpacking of the goods of the Executive between the US and Israel. Company will reimburse the Executive for all reasonable out of pocket relocation expenses. Additionally, Company shall pay for the equivalent of economy class airfare tickets of all family members between the US and Israel. Company shall pay for the equivalent of economy round trip airfare tickets for all family members for an annual home leave between the US and Israel.

All expense reimbursements under this Agreement shall be made no later than the end of the calendar year following the year in which expenses are incurred.

6. Termination Without Cause:  Resignation for Good Reason; Non-Renewal.  If the Executive’s employment is terminated by the Company without Cause (as defined in Section 10) or if the Executive resigns for Good Reason (as defined in Section 10), or in the event the Company fails to renew the Agreement in accordance with Section 1(a) above (“Non-Renewal”) the provisions of this Section 6 shall apply.

(a) The Company may terminate the Executive’s employment with the Company at any time without Cause upon not less than 30 days’ prior written notice to the Executive; provided that, in the event that such notice is given, the Executive shall be under no obligation to render any additional services to the Company and shall be allowed to seek other employment.  In addition, the Executive may initiate a termination of employment by resigning under this Section 6 for Good Reason.  The Executive shall give the Company not less than 30 days’ prior written notice of such resignation.  On the date of termination, resignation or Non-Renewal, as applicable, specified in such notice, the Executive agrees to resign all positions, including as an officer and, if applicable, as a director or member of the Board, related to the Company and its parents, subsidiaries and affiliates.

(b) Unless the Executive complies with the provisions of Section 6(c) below, upon termination or resignation under Section 6(a) above, or upon Non-Renewal, the Executive shall be entitled to receive only the amount due to the Executive under the Company’s then current severance pay plan or arrangement for employees, if any, but only to the extent not conditioned on the execution of a release by the Executive.  No other payments or benefits shall be due under this Agreement to the Executive, but the Executive shall be entitled to receive any amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and due under any applicable benefit plans and programs of the Company.

(c) Notwithstanding the provisions of Section 6(b), upon termination or resignation, as applicable, under Section 6(a) above, or upon Non-Renewal, if, within forty-five (45) days following the termination of the Executive’s employment, the Executive executes and does not revoke a written release, in a form acceptable to the Company, in its sole discretion, of any and all claims against the Company and all related parties with respect to all matters arising out of the Executive’s employment by the Company, or the termination thereof (other than claims for any entitlements under the terms of this Agreement) (the “Release”), the Executive shall be entitled to receive, in lieu of the payment described in Section 6(b) and any other payments due under any severance plan or program for employees or executives, the following payments and benefits:

(1) The Executive shall continue to receive his salary and Cash Bonus (at the rate in effect immediately before the Executive’s termination, resignation, or Non-Renewal, as applicable). The salary shall be paid in installments in accordance with the Company’s normal payroll practices with the first payment beginning on the 30th day following the receipt by the Company of the executed Release (and subject to the expiration of the revocation period of the Release). The Cash Bonus shall be equal to 1% of the sales of the Company (calculated as 1% of recognized US GAAP sales reported in the Company’s consolidated quarterly financial reports presented to the Company’s Board). Payment of Cash Bonuses will be made to the order of the Executive no later than 45 days after the presentation of the quarterly financial reports to the Board. Both the Executive salary as well as the Cash Bonus shall be payable for the balance of the Initial Term or Renewal Term, as applicable, as if Executive’s employment with the Company had not terminated (and retroactive to the date of the Executive’s termination, resignation or Non-Renewal, as applicable).  For removal of doubt, any bonus other than the Cash Bonus shall be paid not later than December 31 of the year following the end of the fiscal year to which the bonus relates.

(2) Continued medical and dental coverage for the remainder of the Initial Term or Renewal Term, as applicable, or, if less, for the 18-month period following the Executive’s termination, resignation, or Non-Renewal, as applicable, or until the date on which the Executive is eligible for coverage under a plan maintained by a new employer or under a plan maintained by his spouse’s employer, whichever is sooner, at the level in effect at the date of his termination, resignation, or Non-Renewal, as applicable (or generally comparable coverage) for himself and, where applicable, his spouse and dependents, as the same may be changed by the Company from time to time for employees generally, as if the Executive had continued in employment during such period.  The COBRA health care continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”) shall run concurrently with the foregoing period.

(3) Continued long and short-term disability coverage for the remainder of the Initial Term or Renewal Term, as applicable, following the Executive’s termination, resignation, or Non-Renewal, as applicable at the level in effect at the date of his termination, resignation, or Non-Renewal, as applicable (or generally comparable coverage), as the same may be changed by the Company from time to time for employees generally, as if the Executive had continued in employment during such period; provided, however that if long and short-term disability coverage is unavailable, the Executive shall receive a monthly payment beginning on the 30th day following the receipt by the Company of the executed Release and continuing on the first payroll date of each month thereafter (and subject to the expiration of the revocation period of the Release), and equal to the premium cost that the Company would incur during the month to maintain long and short-term disability coverage that is substantially similar to the disability coverage that was in effect for the Executive under plans of the Company immediately before his termination, resignation, or Non-Renewal, as applicable, less the amount that the Executive would be required to contribute for disability coverage, if any, if the Executive were an active employee.

(4) For the remainder of the Initial Term or Renewal Term, as applicable, following the Executive’s termination, resignation, or Non-Renewal, as applicable, a monthly payment beginning on the 30th day following the receipt by the Company of the executed Release (and subject to the expiration of the revocation period of the Release) and continuing on the first payroll date of each month thereafter, and equal to the premium cost that the Company would incur during the month to maintain life insurance coverage that is substantially similar to the life insurance coverage that was in effect for the Executive under a plan of the Company immediately before his termination, resignation, or Non-Renewal, as applicable, less the amount that the Executive would be required to contribute for life insurance coverage, if any, if the Executive were an active employee.

(5) On each date on which a payment is made under subsection 6(c)(4) above (and 6(c)(3) if the disability coverage is taxable to the Executive), the Company will pay the Executive an additional tax gross-up amount equal to the federal, state and local income and payroll taxes that the Executive incurs on the amount paid under subsection 6(c)(3) and (4), as applicable, and on the amount paid under this subsection 6(c)(5), on that date.  This gross up payment will be made with respect to each payment under subsection 6(c)(3) and (4), as applicable, and will cease when payments under subsection 6(c)(3) and (4), as applicable, cease.

(6) Notwithstanding any provision to the contrary in any applicable plan, program or agreement, all outstanding equity awards held by the Executive as of the date of his termination, resignation, or Non-Renewal, as applicable, shall become fully vested and exercisable as of such date.  In addition, any outstanding stock options held by the Executive, including any stock options that previously became exercisable and have not expired or been exercised, shall remain exercisable, notwithstanding any provision to the contrary in any other agreement governing such options, for the shorter of (1) the 60-month period following the date of the Executive’s termination, resignation or Non-Renewal, as applicable, or (2) the then remaining term of such stock option.

(7) Any other amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and due under any applicable benefit plans and programs of the Company.

(8) Notwithstanding any provision of this Agreement to the contrary, if the Executive is a key employee of the Company under section 409A of the Code at the time of his separation from service and if payment of any amount under this Agreement is required to be delayed for a period of six months after separation from service pursuant to section 409A, payment of such amount shall be delayed as required by section 409A, and the accumulated postponed amount shall be paid in a lump sum payment within 10 days after the end of the six-month period.  If the Executive dies during the postponement period prior to the payment of postponed amount, the amounts withheld on account of section 409A shall be paid to the personal representative of the Executive’s estate within 60 days after the date of the Executive’s death.  A “key employee” shall mean an employee who, at any time during the 12-month period ending on the identification date, is a “specified employee” under section 409A of the Code, as determined by the Board.  The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Board in accordance with the provisions of sections 416(i) and 409A of the Code and the regulations issued thereunder.

(9) For purposes of section 409A, the right to a series of installment payments under this Section shall be treated as a right to a series of separate payments, all payments to be made upon the Executive’s termination of employment under this Agreement may only be made upon a ‘separation from service’ as provided in section 409A of the Code and each payment made under the Agreement shall be treated as a separate payment except as permitted under section 409A of the Code.  In no event may the Executive, directly or indirectly, designate the calendar year of payment.  Notwithstanding Section 6(c)(8) above, an amount up to the Code section 402(g)(1)(B) limit ($16,500 for 2011, as adjusted) payable under Sections 6(c)(4) above (and 6(c)(3) if the disability coverage is taxable to the Executive) shall be considered exempt from section 409A of the Code as a “limited payment” under a separation pay plan.  Any amounts payable under Sections 6(c)(3) and (4) above, as applicable, that total more than the Code section 402(g)(1)(B) limit, shall be subject to the six-month delay described in Section 6(c)(8) above.

(d) All reimbursements and in kind benefits, if any, provided under this Agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a fiscal year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other fiscal year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the fiscal year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

7. Voluntary Termination.  The Executive may voluntarily terminate his employment for any reason upon 30 days’ prior written notice.  In such event, after the effective date of such termination, no payments shall be due under this Agreement, except that the Executive shall be entitled to any amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and due under any applicable benefit plans and programs of the Company.

8. Disability.  If the Executive incurs a Disability (as defined below) during the Term, the Company may terminate the Executive’s employment on account of Disability subject to the requirements of applicable law.  If the Company terminates the Executive’s employment on account of his Disability, the Executive shall be entitled to receive any amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and due under any applicable benefit plans and programs of the Company.  For purposes of this Agreement, the term “Disability” shall have the same meaning as under the Company’s long-term disability plan.

9. Death.  If the Executive dies while employed by the Company, the Executive’s employment shall terminate on the date of death and the Company shall pay to the Executive’s executor, legal representative, administrator or designated beneficiary, as applicable, any amounts earned, accrued and owing but not yet paid under Section 2 above and any benefits accrued and due under any applicable benefit plans and programs of the Company.  Otherwise, the Company shall have no further liability or obligation under this Agreement to the Executive’s executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through the Executive.

10. Definitions.

(a) Cause.  For purposes of this Agreement, “Cause” shall mean any of the following grounds for termination of the Executive’s employment:

(1) The Executive’s breach of any of the restrictive covenants set forth in Section 12.

(2) The Executive’s conviction of a felony or a crime involving moral turpitude.

(3) The Executive’s material violation of any written Company policy or the material terms of this Agreement.

(4) The Executive’s failure to follow a lawful direction of the Board.

(5) Drug or alcohol abuse by the Executive, but only if the Executive fails to seek appropriate counseling or fails to complete a prescribed counseling program.

With respect to Items (3) and (4), a termination for Cause shall only be effective if the violation or failure is not cured by the Executive within the 20-day period following written notice from the Board of the specific grounds that could result in a termination for “Cause;” provided that the Executive shall only have an opportunity to cure a failure to the extent the failure is curable, as determined by the Board in its sole discretion.

(b) Change of Control.  As used herein, a “Change of Control” shall be deemed to have occurred if:

(1) Any “person,” as such term is used in sections 13(d) and 14(d) of Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than a person who is a stockholder of the Company on the effective date of the Plan) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors; or

(2) The consummation of (i) a merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors, (ii) a sale or other disposition of all or substantially all of the assets of the Company, or (iii) a liquidation or dissolution of the Company.

The Company and the Executive agree that the transactions contemplated under the Merger shall not be considered a Change of Control for purposes of this Agreement.

(c) Good Reason.  The occurrence of one or more of the following actions, to which the Executive objects in writing to the Board within 10 business days following initial notification of its occurrence or proposed occurrence (the “Board Notice”), and which action is not then rescinded within 20 days after delivery of such notice:

(1) A change of the principal office or work place assigned to the Executive to a location more than 20 miles distant from its location immediately prior to such change.

(2) A material reduction by the Company of the Executive’s title, duties, responsibilities, authority, status, reporting relationship or the Executive’s position.

(3) A reduction of the Executive’s base salary or bonus opportunity, unless pursuant to a reduction in such items applicable proportionally to all senior management and board members.

(4) Any reason or no reason following a Change of Control, provided that the Executive’s notice of resignation under this subsection 10(b)(4) is provided to the surviving entity following the Change of Control, within the 30-day period following the six-month anniversary of such Change of Control.

The foregoing notwithstanding, with respect to subparagraphs (1), (2) and (3) above, Good Reason shall not exist unless the Board fails to cure the event specified in the Board Notice as constituting Good Reason within twenty (20) days of its receipt of the Board Notice.

11. Section 409A.  This Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Code.  If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed.

12. Property Rights and Obligations of the Executive.

(a) Trade Secrets.  For purposes of this Agreement, “trade secrets” shall include without limitation any and all financial, cost and pricing information and any and all information contained in any drawings, designs, plans, proposals, customer lists, records of any kind, data, formulas, specifications, concepts or ideas, where such information is reasonably related to the business of the Company, has been divulged to or learned by the Executive during the term of his employment by the Company, and has not previously been publicly released by duly authorized representatives of the Company or otherwise lawfully entered the public domain.

(b) Preservation of Trade Secrets.  The Executive will preserve as confidential all trade secrets pertaining to the Company’s business that have been obtained or learned by him by reason of his employment.  The Executive will not, without the prior written consent of the Company, either use for his own benefit or purposes or disclose or permit disclosure to any third parties, either during the term of his employment hereunder or thereafter (except as required in fulfilling the duties of his employment), any trade secret connected with the business of the Company.

(c) Trade Secrets of Others.  The Executive agrees that he will not disclose to the Company or induce the Company to use any trade secrets belonging to any third party.

(d) Property of Employer.  The Executive agrees that all documents, reports, files, analyses, drawings, designs, tools, equipment, plans (including, without limitation, marketing and sales plans), proposals, customer lists, computer software or hardware, and similar materials that are made by him or come into his possession by reason of and during the term of his employment with the Company are the property of the Company and shall not be used by him in any way adverse to the Company’s interests.  The Executive will not allow any such documents or things, or any copies, reproductions or summaries thereof to be delivered to or used by any third party without the specific consent of the Company.  The Executive agrees to deliver to the Board or its designee, upon demand, and in any event upon the termination of the Executive’s employment, all of such documents and things which are in the Executive’s possession or under his control.

(e) Non-Competition and Non-Solicitation by the Executive.

(1) General.  The Executive agrees during the Term, and for any period during which the Executive is receiving payments under Section 6(b) or 6(c), and for the one (1) year period thereafter or, in the event of a termination for Cause or a resignation by the Executive pursuant to Section 7, for the two (2) year period following such termination, not to recruit, engage in passive efforts, solicit or induce any person or entity who, during such one year period, or within one year prior to the termination of the Executive’s employment with the Company, was an employee, agent, representative or sales person of the Company or any of its affiliates (the “Company Group”) to leave or cease his employment or other relationship with the Company Group for any reason whatsoever or hire or engage the services of such person for the Executive in any business substantially similar to or competitive with that in which the Company Group was engaged during the Executive’s employment.

(2) Non-Solicitation of Customers.  The Executive acknowledges that in the course of his employment, he has learned and will continue to learn about the Company Group’s business, services, materials, programs and products and the manner in which they are developed, marketed, served and provided.  The Executive knows and acknowledges that the Company Group has invested considerable time and money in developing its programs, agreements, offices, representatives, services, products and marketing techniques and that they are unique and original.  The Executive further acknowledges that the Company Group must keep secret all pertinent information divulged to the Executive about the Company Group’s business concepts, ideas, programs, plans and processes, so as not to aid the Company Group’s competitors.  Accordingly, the Company Group is entitled to the following protection, which the Executive agrees is reasonable:

(i) The Executive agrees that during the Term, and for any period during which the Executive is receiving payments under Section 6(b) or 6(c), and for the one (1) year period thereafter or, in the event of a termination for Cause or a resignation by the Executive pursuant to Section 7, for the two (2) year period following such termination, he will not, on his own behalf or on behalf of any person, firm, partnership, association, corporation, or other business organization, entity or enterprise, knowingly solicit, call upon, or initiate communication or contact with any person or entity or any representative of any person or entity, with whom the Executive had contact during his employment, with a view to the sale or the providing of any product, equipment or service sold or provided or under development by the Company Group during the period of two years immediately preceding the date of the Executive’s termination.  The restrictions set forth in this section shall apply only to persons or entities with whom the Executive had actual contact during the two years prior to termination of his employment with a view toward the sale or providing of any product, equipment or service sold or provided or under development by the Company Group.

(3) Non-Competition.  The Executive acknowledges that he will be a “high impact” person in the Company Group’s business who is in possession of selective and specialized skills, learning abilities, customer contacts, and customer information as a result of his relationship with the Company Group and prior experience, and agrees that the Company Group has a substantial business interest in the covenant described below.  The Executive, therefore, agrees for the Term, and for any period during which the Executive is receiving payments under Section 6(b) or 6(c), and for the one (1) year period thereafter or, in the event of a termination for Cause or a resignation by the Executive pursuant to Section 7, for the two (2) year period following such termination, not to, either directly, whether as an employee, sole proprietor, partner stockholder, joint venture or the like, in the same or similar capacity in which he worked for the Company Group, compete with the Company Group in any field in which the Company Group has entered into, enters into during the Executive’s employment with the Company Group or is considering entering into at the time of the Executive’s termination of employment, provided the Executive has actual knowledge of such field.  The territory in which this non-competition covenant shall apply will be limited to the area commensurate with the territory in which the Executive marketed, sold or provided products or services for the Company Group during the two years preceding termination of employment.

(4) Survival Provisions.  Unless otherwise agreed to in writing between the parties hereto, the provisions of this Section 12 shall survive the termination of this Agreement.  The covenants in this Section 12 shall be construed as separate covenants and to the extent any covenant shall be judicially unenforceable, it shall not affect the enforcement of any other covenant.

13. Legal and Equitable Remedies.  Because the Executive’s services are personal and unique and the Executive has had and will continue to have access to and has become and will continue to become acquainted with the proprietary information of the Company, and because any breach by the Executive of any of the restrictive covenants contained in Section 12 would result in irreparable injury and damage for which money damages would not provide an adequate remedy, the Company shall have the right to enforce Section 12 and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach, or threatened breach, of the restrictive covenants set forth in Section 12.  The Executive agrees that in any action in which the Company seeks injunction, specific performance or other equitable relief, the Executive will not assert or contend that any of the provisions of Section 12 are unreasonable or otherwise unenforceable.  The Executive irrevocably and unconditionally (a) agrees that any legal proceeding arising out of this paragraph may be brought in the United States District Court for the Eastern District of Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Philadelphia, Pennsylvania, (b) consents to the non-exclusive jurisdiction of such court in any such proceeding, and (c) waives any objection to the laying of venue of any such proceeding in any such court.  The Executive also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers.

14. Arbitration; Expenses.  In the event of any dispute under the provisions of this Agreement, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, the parties shall be required to have the dispute, controversy or claim settled by arbitration in Philadelphia, Pennsylvania in accordance with the Employment Arbitration Rules and Mediation Procedures then in effect of the American Arbitration Association, before an arbitrator agreed to by both parties.  If the parties cannot agree upon the choice of arbitrator, the Company and the Executive will each choose an arbitrator.  The two arbitrators will then select a third arbitrator who will serve as the actual arbitrator for the dispute, controversy or claim.  Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction.  This arbitration provision shall be specifically enforceable.  The arbitrators shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of the Agreement.  Each party shall be responsible for its own expenses relating to the conduct of the arbitration (including reasonable attorneys’ fees and expenses) and shall share the fees of the American Arbitration Association.

15. Attorneys’ Fees.  Except as provided in Section 14 above, in any action at law or in equity to enforce or construe any provisions or rights under this Agreement, the unsuccessful party or parties to such litigation, as determined by the courts pursuant to a final judgment or decree, shall pay the successful party or parties all costs, expenses, and reasonable attorneys’ fees incurred by such successful party or parties (including, without limitation, such costs, expenses, and fees on any appeals), and if such successful party or parties shall recover judgment in any such action or proceedings, such costs, expenses, and attorneys’ fees shall be included as part of such judgment.

16. Survival.  The respective rights and obligations of the parties hereunder shall survive the termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

17. No Mitigation or Set Off.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced, regardless of whether the Executive obtains other employment.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Executive or others.

18. Notices.  All notices and other communications required or permitted under this Agreement or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail, as follows (provided that notice of change of address shall be deemed given only when received):

If to the Company, to:	PhotoMedex, Inc. 147 Keystone Dr. Montgomeryville, Pennsylvania 18936 Fax: (215) 619-3208

With a copy to:

If to Executive:	Dolev Rafaeli 30 Roosevelt St Cresskill, New Jersey 07626

19. Withholding.  All payments under this Agreement shall be made subject to applicable tax withholding, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation.  The Executive shall bear all expense of, and be solely responsible for, all federal, state and local taxes due with respect to any payment received under this Agreement.

20. Remedies Cumulative; No Waiver.  No remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this Agreement or now or hereafter existing at law or in equity.  No delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.

21. Assignment.  All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Executive under this Agreement are of a personal nature and shall not be assignable or delegable in whole or in part by the Executive.  In the case of any sale (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) of all or substantially all of the business or assets of the Company, the Company shall either (1) prior to such succession, require the successor to such assets to expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place or (2) prior to such succession, reserve sufficient assets to perform and thereafter perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place, and the Executive acknowledges that in such event the obligations of the Executive hereunder, including but not limited to those under Section 12, will continue to apply in favor of the successor. The obligations to Executive required to be performed by a successor entity (or by the Company, if the Company so elects in the case of a sale of assets) shall include but not be limited to the obligation to pay the Cash Bonus, provided that the amount of such Cash Bonus shall be measured as 1% of the US GAAP sales attributable solely to the former assets of the Company, as they perform in hands of the successor.

22. Entire Agreement.  This Agreement sets forth the entire agreement of the parties hereto and supersedes any and all prior agreements and understandings concerning the Executive’s employment by the Company, including, without limitation, the Prior Agreement.  This Agreement may be changed only by a written document signed by the Executive and the Company.

23. Severability.  If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.  If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

24. Choice of Law and Forum.  Except as expressly provided otherwise in this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, and both parties consent to the jurisdiction of the courts of the State of Delaware with respect thereto.

25. Counterparts.  This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be an original, but all of which together shall constitute one instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of July 4, 2011, to become effective only upon and subject to the Closing.

PHOTOMEDEX, INC.
By:	/s/ Richard DePiano

EXECUTIVE
/s/ Dolev Rafaeli
Dolev Rafaeli

SCHEDULE A

CORPORATE BOARDS

Executive is a member of the following corporate boards as of the Effective Date:

•	Radiancy Inc.